                                                                     EXHIBIT 2.2



                 AMENDMENT NO. 3 TO THE ASSET PURCHASE AGREEMENT


         AMENDMENT NO. 3, dated May 2, 2002 (this "Amendment") to the ASSET PURCHASE AGREEMENT (the "Original Agreement"), dated as of January 23, 2002, as amended, by and among THE SHAW GROUP INC., a Louisiana corporation (together with its Designee(s), if any, "Buyer"), and THE IT GROUP, INC., a Delaware corporation ("ITG") and the Subsidiaries (as defined in the Agreement) of ITG which are or become signatories to the Agreement (together with ITG, "Sellers").

                                    RECITALS

         WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement;

         WHEREAS, the Parties previously amended the Original Agreement on January 24, 2002, pursuant to Amendment No. 1 to the Asset Purchase Agreement (the "First Amendment");

         WHEREAS, the Parties further amended the Original Agreement on January 29, 2002, pursuant to Amendment No. 2 to the Asset Purchase Agreement (the "Second Amendment");

         WHEREAS, the Parties further amended the Original Agreement pursuant to a letter agreement dated April 30, 2002 (the Original Agreement, as amended by the First Amendment, the Second Amendment and the letter agreement, the "Agreement");

         WHEREAS, the Parties have determined that it is advisable to further amend the Agreement to document various understandings, agreements and Court-ordered modifications to the Agreement; and

         WHEREAS, Section 9.12 of the Agreement provides that the Agreement may be amended by execution of a written instrument executed by the Parties thereto.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing premises, and the agreements, covenants, representations and warranties contained in the Agreement and herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and accepted, the Parties, intending to be legally bound, hereby agree as follows:

         1. The definition of "Beneco" set forth in Section 1.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

                  Beneco: Beneco Enterprises, Inc., a Utah corporation and Subsidiary of ITG, but not a Seller hereunder.




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

         2. The definition of "Break-Up Fee and Expense Reimbursement" set forth in Section 1.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

                  Break-Up Fee and Expense Reimbursement: an amount equal to Four Million Eight Hundred Thousand Dollars ($4,800,000);

         3. Section 1.01 of the Agreement is amended to add thereto the following defined terms:

                  Accrued Expense Budget: as defined in Section 5.26.

                  Accrued Expenses: as defined in Section 5.26;

                  Basket: as defined in Section 2.06(c);

                  Budgets: the budgets approved by Lender under the terms of the Credit Agreement;

                  Fringe Benefits: benefits for employees of ITG and its Subsidiaries that are incurred or accrued and unpaid as of the Closing Date, including without limitation travel expenses and other employee expense reimbursements and amounts payable under or in respect of the continuing benefit plans referred to in Section I.A. of Schedule 5.15(b);

                  Fringe Benefits Amount: as defined in Section 2.05(c);

                  Professional Fees Cap: as defined in Section 5.26(b)(iv);

                  Retention Amount: as defined in Section 5.26(b)(iv);

                  Termination Fee: an amount equal to the sum of (i) the reasonable fees and expenses incurred by Buyer in connection with the Transaction plus (ii) One Million Dollars ($1,000,000);

         4. The following is added to the end of Section 2.02:

         Notwithstanding the foregoing, Buyer shall not designate the Share Consideration, the Cash Consideration, the Employee Payments or any other cash paid to Sellers by Buyer pursuant to the provisions of this Agreement as Assets. In addition, to the extent claims or causes of action of Sellers against Sellers' pre-petition secured lenders are not avoidance actions referred to in Section 2.02(d), Buyer and Sellers agree that such claims or causes of action shall constitute Excluded Assets.

         5. Section 2.05(c) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (c) an amount of cash (the "Employee Payments") equal to the sum of (i) the Payroll Payments, (ii) the Retention Plan Payments,
         (iii) an amount equal to one (1) week's vacation pay for all of Sellers' employees as of the Closing Date and (iv) Seven Million Dollars ($7,000,000) to be used first for Fringe Benefits and, once the Fringe Benefits are paid, for the Sellers' estates (the "Fringe Benefit Amount"); provided, however, that (A) in no event shall the total amount of the Employee Payments exceed Twenty-Nine Million Five Hundred Thousand Dollars ($29,500,000), and (B) in the event an employee of any Seller leaves voluntarily prior to the Closing Date, Buyer shall nevertheless pay to ITG fifty percent (50%) of the sum of (x) the amount such employee would have received under the Retention Plan plus
         (y) one (1) week's vacation pay for such employee.

         6. Section 2.06(c) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (c) The Cash Consideration shall be further reduced, on a dollar-for-dollar basis, to the extent that any use of cash by any Seller not in accordance with the Budgets exceeds $500,000 in the aggregate (the "Basket"), and in such event such reduction shall be equal to the amount by which such cash used not in accordance with the Budgets exceeds the Basket. The reduction in Cash Consideration described in this Section 2.06(c) is separate from, and in addition to, any other remedy which may be available to Lender under the terms of the Credit Agreement.

         7. Section 2.08(a) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (a) ITG agrees that, prior to the Closing Date, it will cause this Agreement to be amended to add as Sellers hereunder any of its Subsidiaries that have any right, title or interest in or to any of the Assets. ITG and Buyer agree that any references herein to Sellers shall mean and include ITG and all such Subsidiaries, and the representations and warranties of ITG in this Agreement shall be made with respect to all Sellers as if all Sellers had been Parties to this Agreement on the date hereof.

         8. Section 2.08(b) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (b) Sellers shall deliver the Seller Schedules to Buyer no later than March 11, 2002.

         9. Section 2.08(c) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (c) Buyer shall deliver the Buyer Schedules other than Schedules 2.02(d), 5.04 and 5.15(b) to ITG no later than March 11, 2002, and shall deliver Schedules 2.02(d), 5.04 and 5.15(b) to ITG no later than seven (7) days prior to the





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

         Bid Deadline; provided, however, that Buyer shall use commercially reasonable efforts to keep ITG informed, on a rolling basis, of any Contract which Buyer designates as an Excluded Contract or of any of Sellers' employees who will not be offered employment by Buyer.

         10. Section 2.10 is added to the Agreement and shall read as follows:

                  Section 2.10. Proceeds from Limited Liability Company Membership Interests. For the avoidance of doubt, if and to the extent that the Bankruptcy Court rules that the Sellers may not assign or transfer to Buyer or its Designees any membership interests in limited liability companies that Buyer has otherwise designated as Assets or Assumed Contracts, and such interests are subject to a right of a third party to buy such interests, Buyer shall be entitled to any proceeds from the buy-out or other payment in respect of any such membership interests, whenever received.

         11. Section 5.03(a) of the Agreement is amended and restated in its entirety and shall read as follows:

                  (a) (i) amend or terminate any Assumed Contract, or (ii) other than in accordance with the Budget, enter into any new Contract or other agreement, purchase order or arrangement, involving a commitment on the part of any Seller in excess of Two Hundred Fifty Thousand Dollars ($250,000);

         12. Section 5.04 of the Agreement is amended to add thereto the following Section 5.04(c):

                  (c) At Closing Buyer and the Sellers shall enter into an agreement for the leasing of employees of Sellers to Buyer that will encompass the terms set forth in Section I.A. of Schedule 5.15(b) to the Agreement, and shall otherwise contain terms and conditions reasonably acceptable to Buyer and Sellers.

         13. Section 5.25 of the Agreement is hereby added to the Agreement and shall read as follows:

                  5.25 Benefit of Insurance Policies. If after the Closing, any Seller or any of its Affiliates receives cash proceeds from an insurer that are attributable to any insurance policies listing any Seller or any of its Affiliates as an insured or additional named insured with respect to any insured occurrences on or prior to the Closing Date, then such cash proceeds shall be paid to Buyer (net of any deductible, co-payment, retro fees, self-insured retentions, or other charges paid or payable to the insurance carrier or other third parties, or obligations to reimburse the insurance carrier for which any Seller or any of its Affiliates is liable and which relate to the insured occurrences) but only to the extent that Buyer or any of its Designees or any of their Affiliates are liable therefor, or have assumed or paid the loss or liability attributed to such occurrences. Sellers shall assign to Buyer all right, title and benefit in and to all policies of environmental insurance, including without limitation, all Real Estate Pollution Liability, Full Occurrence Commercial General





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

         Liability and Remediation Stop Loss policies relating to (i) all Real Property being transferred to Buyer, or Buyer's Designee, pursuant to this Agreement and (ii) Sellers' membership interest in and to Northeast Plaza Venture I, LLC. Buyer shall take all action necessary to have the applicable Sellers named as additional insureds under such policies.

         14. Section 5.26 of the Agreement is hereby added to the Agreement and shall read as follows:

                  5.26 Expense Reimbursements.

                  (a) Based on the estimates set forth in the budget attached hereto as Exhibit E (the "Accrued Expense Budget"), Buyer shall reimburse ITG for post-Petition Date expenses which are incurred or accrued but unpaid as of the Closing Date and which are subsequently paid by ITG or its Subsidiaries as follows (collectively the "Accrued Expenses"):

                           (i) Buyer shall reimburse Sellers for amounts
                  actually paid by Sellers after the Closing Date in respect of expenses listed under the portion of the Accrued Expense Budget entitled "SG&A" as follows:

                                    (A) Buyer shall reimburse Sellers for
                           amounts actually paid by Sellers after the Closing Date for incurred or accrued payroll and employee payroll taxes as of the Closing Date; provided, however, that Buyer shall not have such reimbursement obligation to the extent that Buyer has already paid such amounts as Employee Payments;

                                    (B) Buyer shall reimburse Sellers for
                           amounts actually paid by Sellers after the Closing Date in respect of the line item on the Accrued Expense Budget entitled "Loan forgiveness tax exposure;" provided, however, that Buyer's reimbursement obligation under this Section 5.26(a)(i)(B) shall not exceed Two Million Four Hundred Thousand Dollars ($2,400,000);

                                    (C) Buyer shall reimburse Sellers for
                           amounts actually paid by Sellers after the Closing Date in respect of the line item on the Accrued Expense Budget entitled "Equipment Lease Payments"; provided, however, that Buyer's reimbursement obligation under this Section 5.26(a)(i)(C) shall not exceed Five Million Five Hundred Thousand Dollars ($5,500,000); and

                                    (D) Buyer shall reimburse Sellers for
                           amounts actually paid by Sellers after the Closing Date in respect of the line items on the Accrued Expense Budget entitled "Utilities," "Other Taxes (Non Payroll)," "Office Expense," "Incremental Field Expenses & Petty Cash", "Postage," "Fixed Maintenance Costs," "Miscellaneous Fixed Disbursements," and "Other"; provided, however, that Buyer's




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

                           reimbursement obligation under this Section
                           5.26(a)(i)(D) shall not exceed Four Million Twenty Thousand Dollars ($4,020,000); and

                           (ii) Buyer shall reimburse Sellers for amounts
                  actually paid by Sellers after the Closing Date in respect of the line item on the Accrued Expense Budget entitled "Variable Disbursements".

                           (iii) Buyer shall reimburse Sellers for amounts
                  actually paid by Sellers after the Closing Date in respect of the line item on the Accrued Expense Budget entitled "First Day Order Payments;" provided, that Buyer's reimbursement obligation under this Section 5.26(a)(iii) shall not exceed One Million One Hundred Ninety Four Thousand Dollars ($1,194,000); and

                           (iv) Buyer shall reimburse Sellers for amounts
                  actually paid by Sellers after the Closing Date in respect of the line item on the Accrued Expense Budget entitled "Professional Fees;" provided, that Buyer's reimbursement obligation under this Section 5.26(a)(iv) shall not exceed Ten Million Six Hundred Thousand Dollars ($10,600,000).

                  (b) The provisions of Section 5.26(a) shall be subject to the following terms and conditions:

                           (i) Payment of Accrued Expenses by Sellers pursuant
                  to Section 5.26(a)(i), (ii) or (iii) shall be subject to the reasonable prior approval of Buyer. Buyer and Sellers shall agree upon a procedure for prior approval and payment of Accrued Expenses. To facilitate the payment of these Accrued Expenses, Sellers shall establish a segregated interest bearing account which Sellers shall use to make such payments. Such account shall not be deemed property of the Sellers' estate, and no liens, claims or encumbrances of any party, whether pre-petition or post-petition, shall attach to such segregated account. Buyer shall fund the segregated account with Five Million Dollars ($5,000,000) that Sellers may use to pay the Accrued Expenses as provided herein. Buyer agrees to replenish the segregated account from time to time upon Sellers' request as necessary to pay the Accrued Expenses, subject to the applicable caps on Buyer's reimbursement obligations hereunder. Sellers shall provide Buyer with an accounting of the funds deposited in the segregated account, and any unused portion of the segregated account, together with any interest earned thereon, shall be promptly returned to Buyer upon payment of the Accrued Expenses.

                           (ii) The Parties acknowledge that the line item in
                  the Accrued Expense Budget entitled "Loan forgiveness tax exposure" relates only to claims for payment of taxes arising as a result of the Closing for Sellers' executive employees who executed promissory notes in favor of ITG under Sellers' 1988 Executive Stock Ownership Program, which claims, if asserted by the applicable taxing authorities, would be entitled to priority under

                  Section 507(a)(8) of the Bankruptcy Code or entitled to treatment as an administrative claim under Section 503(b) of the Bankruptcy Code.

                           (iii) To the extent that any of the Accrued Expenses
                  referred to in Section 5.26(a)(i)(B) or (C) are paid, settled or resolved by Sellers or Buyer for an amount less than the amount that was accrued for such expense on the Accrued Expense Budget, the caps on Buyer's reimbursement obligations set forth in such sections shall be reduced dollar-for-dollar by an amount equal to the difference between the amount accrued for such Accrued Expense and the amount actually paid. Sellers and Buyer will cooperate in good faith with each other to effectuate any such settlements or resolutions that Buyer or Sellers may negotiate.

                           (iv) To the extent that the Accrued Expenses referred
                  to in Section 5.26(a)(iv) are less than Ten Million Six Hundred Thousand Dollars ($10,600,000) (the "Professional Fees Cap"), Sellers shall be entitled to retain from the segregated account referred to in Section 5.26(b)(i) the amount by which such expenses are less than the Professional Fees Cap (the "Retention Amount"), and such Retention Amount shall be distributed to Sellers and become property of Sellers' estates; provided, however, that the Retention Amount shall not exceed Six Hundred Thousand Dollars ($600,000), and any additional amount by which such expenses are less than such cap shall be promptly returned to Buyer upon payment of such fees.

                           (v) Accrued Expenses shall not include any expenses,
                  fee or other amounts that constitute Fringe Benefits.

         15. Section 5.27 of the Agreement is hereby added to the Agreement and shall read as follows:

                  5.27 Cooperation With Respect to Accrued Expenses. To the extent Buyer desires to contest or otherwise reduce the expenses referred to in Section 5.26(a)(i), (ii) or (iii), Sellers shall, upon Buyer's request, take such actions as Buyer may reasonably request to contest or otherwise reduce such expenses. To the extent Buyer requests such cooperation from Sellers, Buyer shall indemnify and hold Sellers harmless for any costs, fees and expenses incurred by Sellers in connection with such actions taken at Buyer's request.

         16. Section 5.28 of the Agreement is hereby added to the Agreement and shall read as follows:

                  5.28     Foreign Entity Matters

                  Notwithstanding any other provision of the Agreement to the contrary, Buyer shall have up to thirty (30) days after the Closing to determine whether it desires to purchase any of the entities which conduct ITG's operations in Russia, Italy, Germany, Hong Kong, Korea or any of the Contracts and other assets associated with such operations. Sellers shall, and shall cause their Subsidiaries to,





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

         maintain their operations in Russia, Italy, Germany, Korea and Hong Kong until the earlier of (i) the expiration of such thirty (30) day period, or (ii) the receipt of notice from Buyer indicating whether Buyer desires to purchase such entities or Contracts and other assets. In the event Buyer designates the stock or other equity interest of any such entities or Contracts and other assets as Assets, the Subsidiaries associated with such operations shall become Sellers, if necessary, and Sellers shall transfer such Assets to Buyer for no additional consideration. If Buyer decides not to designate any of such entities or Contracts and other assets as Assets, such entities and Contracts and other assets shall be deemed to be Excluded Assets. Buyer shall reimburse Sellers for all reasonable expenses associated with such foreign operations, including any expenses relating to employees of such operations, (i) for the period prior to the earlier of ITG's receipt of Buyer's notice or expiration of such thirty (30) day notice, and (ii) if Buyer determines not to purchase any of such entities or Contracts and other assets, for an additional fourteen (14) days after ITG's receipt of such notice, with respect to such operations that are not purchased.

         17. Section 5.29 of the Agreement is hereby added to the Agreement and shall read as follows:

                  5.29 Post-Closing Professional Fees. To the extent Buyer requests Sellers to assist in responding to and otherwise dealing with objections filed in the Bankruptcy Court with respect to Assets that were not transferred to Buyer at Closing pursuant to the Sale Order pending resolution of such objections, Buyer shall reimburse Sellers for professional fees incurred by Sellers in connection with such assistance, up to a limit of $500,000. Reimbursement by Buyer of such professional fees shall be subject to approval of such fees by the Bankruptcy Court.

         18. Sections 8.04(c), (d), (e) and (f) of the Agreement shall be deleted in their entirety and replaced with the following Sections 8.04(c), (d) and (e):

                  (c) After the Buyer Protection and Bidding Procedures Order has been entered, and provided that Buyer is not in material default under this Agreement, ITG shall pay Buyer or Buyer's Designee, as the case may be, the Break-Up Fee and Expense Reimbursement by wire transfer of immediately available funds to an account designated by Buyer or Buyer's Designee, within one (1) business day after the following conditions have been satisfied:

                           (i) the Bankruptcy Court enters a sale order
                  approving a Qualified Bid by a Qualified Bidder other than Buyer;

                           (ii) the occurrence of the closing date of the
                  transaction involving such Qualified Bid by a Qualified Bidder other than Buyer; and

                           (iii) Buyer terminates this Agreement on or after the
                  closing date described in subsection (ii) above.

                  (d) Upon the occurrence of any of the following events, and provided that Buyer is not then in material default under the terms of this Agreement, ITG shall, no later than May 31, 2002 if termination occurs prior to such date, pay Buyer or Buyer's Designee, as the case may be, the Termination Fee by wire transfer of immediately available funds to an account designated by Buyer or Buyer's Designee:

                           (i) if any Seller materially breaches this Agreement
                  and, as a result thereof, Buyer terminates this Agreement;

                           (ii) if any or all of the Sellers elect not to pursue
                  the Transaction or elect to pursue a Stand-Alone Plan and, as a result thereof, Buyer terminates this Agreement;

                           (iii) if Buyer terminates this Agreement on or after
                  May 1, 2002 and, notwithstanding the lack of another Qualified Bid and despite Sellers' compliance with the terms of this Agreement (including their obligation to pursue approval of this Agreement in good faith), the Sale Order and the Executory Contract Assumption and Assignment Order have not been entered on or prior to April 30, 2002; or

                           (iv) if (a) the Bankruptcy Court enters a sale order
                  approving a Qualified Bid by a Qualified Bidder other than Buyer, (b) Buyer has not terminated this Agreement prior to the entry of such sale order, and (c) Buyer, after the entry of such sale order but prior to the date of the closing of the transaction involving such other Qualified Bidder, terminates this Agreement.

                  (e) The Break-Up Fee and Expense Reimbursement and the Termination Fee shall have superpriority administrative claim status in the Bankruptcy Cases pursuant to section 507(b) of the Bankruptcy Code, junior to the administrative expense claim of the Lender and, except in the circumstance where the Sale Order approves Buyer as the winning bidder, shall be in lieu of any other claim by Buyer against any debtor in the Bankruptcy Cases in connection with the Transaction.

         19. Notwithstanding any other provision of the Original Agreement, as amended, the Parties hereto acknowledge that Buyer has agreed to purchase substantially all of the assets of Beneco pursuant to a separate Asset Purchase Agreement. The Assets sold pursuant to this Agreement shall not include the assets of Beneco. Sellers agree to support the sale of the assets of Beneco to Buyer in Beneco's bankruptcy case.

         20. Schedules 1.01, 2.02(b), 2.02(d), 2.02(i), 3.12(b), 4.08, 5.04, and
5.15(b) to the Agreement are hereby amended and restated in their entirety as set forth on Exhibit A hereto.

         21. With respect to any cause or causes of action against any current or former officer or director of any Seller who becomes a Hired Employee, which were to be purchased by Buyer pursuant to Section 2.01(k)(iii) of the Original Agreement, Buyer and Sellers agree as follows:

         (a) Buyer shall not acquire such cause or causes of action, and such cause or causes of action shall constitute Excluded Assets;

         (b) Each Seller hereby irrevocably covenants not to sue, and waives any recovery against, any current or former officer or director that becomes a Hired Employee, except and only to the extent such claim can be and is satisfied from Sellers' insurance policies;

         (c) Sellers agree to use commercially reasonable effort to minimize disruptions to Buyer's business as a result of prosecuting such causes of action; and

         (d) All such current or former officers and directors that become Hired Employees shall be express third party beneficiaries of this Section 21.

         22. Notwithstanding any other provision of the Original Agreement, pursuant to the Sale Order, the parties hereto acknowledge that certain Assets designated by the Bankruptcy Court shall not be transferred to Buyer or its Designee at Closing. The Parties hereto further acknowledge that upon the order of the Bankruptcy Court and in accordance with the terms of such order, such Assets shall be transferred to Buyer or its Designee after the Closing for no additional consideration.

         23. The Parties acknowledge that the acquisition by Beneco Inc., a Louisiana corporation and Designee of Buyer, of the assets of OHM Corporation (together with Buyer or its Designee's acquisition of the assets of Beneco in a separate bankruptcy case), is intended to be treated as a reorganization under section 368(a)(1)(G) of the Internal Revenue Code. In connection therewith, Sellers consent to Buyer's allocation of the Purchase Price with respect to OHM Corporation, OHM, Remediation Services Corporation, Northeast Plaza Ventures I, LLC and the Real Property being transferred to Buyer.

         24. Except as specifically amended hereby, the terms and provisions of the Agreement shall continue and remain in full force and effect and shall constitute the valid and binding obligation of the Parties hereto in accordance with its terms. All references in the Agreement (and in any other agreements, documents and instruments entered into in connection therewith) to the "Agreement" shall be deemed for all purposes to refer to the Agreement, as heretofore amended and as amended hereby.

         25. This Amendment may be executed in one or more counterparts, each of which shall be an original, with the same effect as of the signatures hereto and thereto were upon the same instrument.

         26. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state.


                            [SIGNATURE ON NEXT PAGE]



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



IN WITNESS WHEREOF, the Parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.




THE IT GROUP, INC.                            THE SHAW GROUP INC.



By:  /s/ HARRY J. SOOSE                       By: /s/ GARY P. GRAPHIA
     --------------------------------            --------------------------------------------
Name:  Harry J. Soose                         Name:  Gary P. Graphia
Title: Chief Financial Officer                Title: Corporate Secretary and General Counsel





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